

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 1, 2018

M. Brett Biggs
Chief Financial Officer
Walmart Inc.
702 S.W. 8th Street
Bentonville, Arkansas 72716

> **Re: Walmart Inc.**
> **Form 10-K for the Fiscal Year Ended January 31, 2018**
> **Filed March 30, 2018**
> **File No. 1-6991**

Dear Mr. Biggs:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products

cc: David Chojnowski
Controller